

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

William B. Chiasson
President
LeapFrog Enterprises, Inc.
6401 Hollis Street
Emeryville, CA 94608

>   **Re: LeapFrog Enterprises, Inc.**
>   **Form 10-K**
>   **Filed February 22, 2010**
>   **File No. 001-31396**

Dear Mr. Chiasson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

cc: Robert Lattuga
Nicholas Khadder
via fax: (510) 420-5011